Exhibit 12.1

Cheniere Corpus Christi Holdings, LLC

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013
	(in thousands, except ratio)
Earnings:
Pre-tax income (loss) from continuing operations	$(70,515)	$(267,469)	$(85,487)	$(227,097)	$(38,603)	$(33,227)
Fixed charges	168,560	92,926	222,215	110,486	222	192
Amortization of capitalized interest	—	—	—	—	—	—
Interest capitalized	(168,356)	(92,755)	(221,865)	(84,476)	—	—

Total earnings (loss) available for fixed charges	$(70,311)	$(267,298)	$(85,137)	$(201,087)	$(38,381)	$(33,035)

Fixed Charges
Interest expense on indebtedness	$—	$—	$—	$25,680	$—	$—
Interest capitalized	168,356	92,755	221,865	84,476	—	—
Interest expense on portion of rent	204	171	350	330	222	192

Total fixed charges	$168,560	$92,926	$222,215	$110,486	$222	$192

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

For purposes of computing these ratios:

(1)	Earnings means pre-tax income from continuing operations before fixed charges and amortization of capitalized interest less capitalized interest. Fixed charges means the sum of interest expensed and capitalized plus the portion of rental expense which we believe represents an interest factor. For the years ended December 31, 2016, 2015, 2014 and 2013, earnings were not adequate to cover fixed charges by $307.4 million, $311.6 million, $38.6 million and $33.2 million, respectively. For the six months ended June 30, 2017 and 2016, earnings were not adequate to cover fixed charges by $238.9 million and $360.2 million, respectively.